Filed by Franklin Resources, Inc. Pursuant
                       to Rule 425 under the Securities Act of 1933

                       Commission File No.: 1-9318
                       Subject Company: Fiduciary Trust Company International



On October 25, 2000, Franklin Resources, Inc. and Fiduciary Trust Company International held a meeting for the investment community to discuss the acquisition by Franklin Resources, Inc. of Fiduciary Trust Company International. A copy of the slides shown at the meeting and available in connection with the internet webcast follows.


[Franklin Templeton Investments Logo]       [Fiduciary Trust International Logo]



                          "BUILDING THE PREMIER GLOBAL
                               INVESTMENT MANAGER"



                                OCTOBER 25, 2000







NY2:\976301\02\kxbh02!.DOC\46360.0043

FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------


Statements in this presentation regarding Franklin Resources, Inc.'s acquisition of Fiduciary Trust Company International which are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other important factors that could cause the actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include: the ability to obtain governmental approvals of the share exchange on the proposed terms and schedule; the failure of Fiduciary Trust Company International's shareholders to approve the share exchange; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult for each company to maintain relationships with clients or employees; increased competition; the risks of new and changing regulation in the U.S. and internationally; and other risk factors described in Franklin's recent filings with the U.S. Securities and Exchange Commission.

TRANSACTION SUMMARY
--------------------------------------------------------------------------------

-          Tax-free, all stock transaction using pooling of interests accounting

-          Purchase price of approximately $113.38 per share or $825 million

           } Floating exchange ratio between 2.6752 and 3.2697 shares of Franklin stock for each Fiduciary share

           } Exchange ratio will be determined based on an average price formula of Franklin stock shortly before closing

           }         19.9% share option to Franklin

-          Expected closing in 1st Quarter 2001

-          Employment contracts with select senior executives

- $85 million cash and stock option retention pool established for all employees

- Inside directors have agreed to vote their shares in favor of the transaction

STRATEGIC RATIONALE
--------------------------------------------------------------------------------

Franklin + Fiduciary Trust:  Enhanced Value Through Acceleration of Growth

- Balances business mix, deepens scale in key investment styles, regions, customer segments

         } Combined AUM of $280 billion across all asset classes and style spectrum Domestic to International, Value to Growth

         } #1 tax-exempt fixed income manager teamed with an institutional global fixed income leader

- Positions company to capture and keep strong growth in high net worth business

         }        Access to triple-digit growth in pentamillionaire market

         } Leverages Fiduciary's track record of more than 99% retention of HNW client assets

         } Expands Fiduciary's franchise domestically and internationally in one of the fastest growing asset management segments

- Nearly doubles Franklin's institutional assets and adds 1,000 family relationships across many markets

         } Combined company's institutional assets create a compelling mix of DB and DC, Franklin's infrastructure and Fiduciary's client base

- Accelerates Franklin's long term growth rate driven by significant franchise synergies

-        Franklin will offer Fiduciary products in the retail market

-        Leverage and enhance global reach of both companies

         }        Offices in more than 25 countries

WHO IS FIDUCIARY?
--------------------------------------------------------------------------------

- One of the oldest independent pure trust and investment management firms

         }        Founded in 1931 in New York

-        Excellent long-term investment and financial performance

-        Global presence since early 1960's

         }        Today, more than 700 people in 13 offices worldwide

-        Clients include nearly 500 institutions and more than 1,000 families

- Long recognized for excellence in growth-oriented, separately managed accounts

- Provides full range of wealth management services to affluent individuals and their families across generations

           } Investment Management                  } Custody/Administration

           } Trust/Estate Planning                  } Private Banking

           } Tax Planning

FRANKLIN + FIDUCIARY TRUST:  A POWERFUL COMBINATION
--------------------------------------------------------------------------------

                                                         KEY CLIENT SEGMENTS
                                                              FIDUCIARY
                                       FRANKLIN                 TRUST                 COMBINED
                                       --------                 -----                 --------
Retail Mutual Funds                       X                                               X

High Net Worth                                                    X                       X

Institutional

       -   Defined Benefit                X                       X                       X

       -   Defined Contribution           X                                               X

       -   Endowment                                              X                       X

       -   Foundation                                             X                       X



SIGNIFICANT INTERNATIONAL MARKETS -
COMBINED COMPANY WELL-POSITIONED
--------------------------------------------------------------------------------

[BAR CHART]

                                                                                                       EXPECTED GROWTH
                                        MARKET AUM                                                    IN NEXT 3-5 YEARS
COUNTRY                           Percent; $ Billions                                                   Percent CAGR
-------               -----------------------------------------------------        -----------------------------------------------
                       Retail                Institutional                         Retail                        Institutional
Japan                  16%                   84%                     $2,450        15-20%                        10-15%

U.K.                   21%                   79%                     $1,430        greater than 20%              10-15%

Canada                 29%                   71%                     $650          greater than 20%              10-15%

Germany                36%                   64%                     $610          15-20%                        greater than 20%

France                 69%                   31%                     $590          5-10%                         greater than 20%

Italy                  84%                                           $500          greater than 20%              greater than 20%

Netherlands                                  82%                     $500          10-15%                        5-10%

Switzerland                                  83%                     $350          5-10%                         5-10%

Spain                  89%                                           $270          greater than 20%              15-20%

Australia                                    77%                     $220          5-10%                         10-15%


Notes:
Source McKinsey & Co.

STRONG INTERNATIONAL PRESENCE
--------------------------------------------------------------------------------

[World Map]

Map of the world indicating the locations of Franklin and Fiduciary Trust including:

CANADA                                             LATIN AMERICA
------                                             -------------
Calgary                                         Buenos Aires, Brazil
Edmonton                                        Caracas, Venezuela
Montreal                                        Nassau, Bahamas
Toronto                                         Rio de Janeiro, Brazil
Vancouver                                       Sao Paulo, Brazil

U.S.                                            EUROPE
----                                            ------
Carmel, CA                                      Amsterdam, Netherlands
Fort Lee, NJ                                    Brussels, Belgium
Ft. Lauderdale, FL                              Dublin, Ireland
Los Angeles, CA                                 Ediburgh, UK
Miami, FL                                       Frankfurt, Germany
New York, NY                                    Geneva, Switzerland
Rancho Cordova, CA                              London, UK
Salt Lake City, UT                              Luxembourg, Belgium
San Mateo, CA                                   Madrid, Spain
Short Hills, NJ                                 Milan, Italy
St. Petersburg, FL                              Moscow, Russia
Washington D.C.                                 Paris, France
Wilmington, DE                                  Stockholm, Sweden
                                                Warsaw, Poland
                                                Zurich, Switzerland


MIDDLE EAST/ASIA/AUSTRALIA/AFRICA
---------------------------------
Abu Dhabi, UAE
Bangalore, India
Beijing, China
Bombay, India
Calcutta, India
Hong, Kong, China
Johannesburg
Madras, India
Melbourne, Australia
New Delhi, India
Pune, India
Seoul, South Korea
Shanghai, China
Singapore, Singapore
Taipei, Taiwan
Tokyo, Japan

FRANKLIN + FIDUCIARY TRUST:  A POWERFUL COMBINATION
--------------------------------------------------------------------------------

                                                                       KEY REGIONS
                             ------------------------------------------------------------------------------------------
                                        FRANKLIN                         FIDUCIARY TRUST                   COMBINED
                             -----------------------------        ------------------------   --------------------------
                             RETAIL        DB          DC         RETAIL       DB      DC    RETAIL        DB       DC
                             ------        --          --         ------       --      --    ------        --       --
U.S.                            X          X           X                       X                X           X        X

Canada                          X          X           X                       X                X           X        X

United Kingdom Europe           X          X                                   X                X           X

        -  Switzerland          X                                              X                X           X

        -  Italy                X                                              X                X           X

        -  France               X                                              X                X           X

        -  Germany              X                                              X                X           X

Japan                           X                                              X                X           X

Non-Japan Asia                  X                      X                       X                X           X        X

Middle East                     X          X                                   X                X           X

Australia/New Zealand           X          X           X                       X                X           X        X



FRANKLIN + FIDUCIARY TRUST:  A POWERFUL COMBINATION
--------------------------------------------------------------------------------


                                             KEY EQUITY INVESTMENT CAPABILITIES

                                                          FIDUCIARY
                                   FRANKLIN                 TRUST                 COMBINED
                                   --------                 -----                 --------
Value                                 X                                               X

Growth                                X                       X                       X

Core                                                          X                       X

International                         X                       X                       X

European                              X                       X                       X

Asian                                 X                       X                       X

Emerging Markets                      X                                               X

Sector Funds                          X                                               X

Alternative Investments               X                                               X



FRANKLIN + FIDUCIARY TRUST:  A POWERFUL COMBINATION
--------------------------------------------------------------------------------

- Franklin is the #1 provider of tax-free municipal bond funds, and together with its broader fixed income strengths, has more than $64 billion in fixed income assets under management

         }        Superior risk-adjusted returns

         }        Vast majority of funds are ranked 4 or 5 stars by Morningstar

- Fiduciary is a leading provider of global, international, U.S. core and opportunistic fixed income portfolios for institutions and high net worth individuals around the world

         }        $22 billion in fixed income AUM


The combined company will have $86 billion in fixed income AUM and a complete array of fixed income capabilities, both in products and distribution strengths

THE OPPORTUNITY
--------------------------------------------------------------------------------


         Fiduciary Trust provides Franklin with a strong presence in the fast-growing and profitable high net worth segment


[BAR CHART]


                    Growth in HNW Assets                       Revenue Opportunity
                      ($ in trillions)                           ($ in billions)
1999                          $25.5             2001 Projected                       $25.5
2004 Projected                $44.9             2004 Projected                       $45.0


The Opportunity
--------------------------------------------------------------------------------

         Fiduciary Trust provides Franklin with a strong presence in the fast-growing and profitable high net worth segment


[BAR CHART]


Growth in Fiduciary's HNW Assets
      ($ in billions)
1990                   $3.7                   -  Fiduciary provides a solutions-oriented
1995                   $6.2                      service for wealthy families, integrating
Sep-00                 $14.0                     investment management, tax, trust and
                                                 estate planning in a service called Family
Clients include more than                        Resource Management TM
1,000 wealthy families
                                              -  Professionals dedicated to tax-aware
Average Account Size of                          transference of wealth across generations
            $12mm
                                              -  Strong professional relationships with
                                                 key family intermediaries (lawyers,
                                                 accountants, etc.)

                                              -  Fiduciary's private client relationships
                                                 have been important to gaining access to
                                                 many important institutions world-wide

REPRESENTATIVE INSTITUTIONAL CLIENTS
--------------------------------------------------------------------------------

                                                    Fiduciary Trust
--------------------------------------------------------------------------------

                                   -     California State Teachers and Employee
                                         Retirement Systems

U.S.                               -     Metropolitan Museum of Art

                                   -     Northup-Grumman

                                   -     Princeton University

--------------------------------------------------------------------------------

                                   -     McGill University

Canada                             -     Alcan, Inc.

                                   -     Bombardier, Inc.

--------------------------------------------------------------------------------

                                   -     Pirelli

Europe                             -     Bank Austria

                                   -     Canton of Vaud, Switzerland

--------------------------------------------------------------------------------

                                   -     Australia Post

Australia/                         -     Armstrong Jones
New Zealand

--------------------------------------------------------------------------------

                                   -     Hong Kong Jockey Club

Asia                               -     Nippon Steel

                                   -     Cathay Pacific

STRENGTH IN INSTITUTIONAL ASSETS
--------------------------------------------------------------------------------

[BAR GRAPH]

                                $Billions
1993                              $9.3
1997                              $35.5
Sep-00                            $51.6
      Franklin                    $51.6
      Fiduciary                   $36.7

      Total                       $88.3


The combined company's institutional assets create a compelling mix of institutional mandates, including DB and DC, Franklin's infrastructure and Fiduciary's client base

FIDUCIARY TRUST - PERFORMANCE
--------------------------------------------------------------------------------

-          A record of growth and profitability

[BAR GRAPH]


EBITDA ($ in millions)                                 Total Revenues ($ in millions)
1997                     $36.6                         1997                  $144.3
1998                     $41.9                         1998                  $157.1
1998                     $50.4                         1999                  $171.2
Sep-00(1)                $59.4                         Sep-00(1)             $197.7

[ARROW GRAPHIC] CAGR = 19.3%                    [ARROW GRAPHIC] CAGR = 12.1%



                      Earnings per Share
                      1997                      $2.06
                      1998                      $2.41
                      1999                      $2.72
                      Sep-00(1)                 $3.05
                       [ARROW GRAPHIC] CAGR = 15.3%




Notes:
(1)  First nine months annualized.

PRO FORMA FINANCIAL PROFILE
--------------------------------------------------------------------------------

                                    FRANKLIN         FIDUCIARY        COMBINED
                                    --------         ---------        --------
($ in millions)

2000 EBITDA(1)                           $880            $59            $939

2000 Net Income(1)                        562             22             584

Tangible Equity                         1,793             98           1,891

Assets Under Management                   230             50             280

        Retail Mutual Funds               178             NM             178

        Institutional                      52             37              89

        High Net Worth                     NM             13              13



Notes:
(1) Based on September 30 fiscal year-end data for Franklin; nine months annualized data for Fiduciary.

OPERATIONAL LEVERAGE
--------------------------------------------------------------------------------

- Analysis by both management teams has identified the following near-term synergies:

         }         Technology Enhancements                            $18.4M

         }         ESOP Amortization                                   14.3M

         }         Other Operating Expenses                            13.6M
                                                                       -----

                                                                      $46.3M

-        We would expect to fully achieve these cost synergies by end of year 2.
         As a result, transaction is expected to be moderately accretive in year 2, excluding impact of retention pool

- Substantial revenue enhancement opportunities not included in base financial analysis

IMPLEMENTATION
--------------------------------------------------------------------------------

- Fiduciary will be a separate subsidiary of Franklin and retain its brand; headquarters to remain in New York

- Current Fiduciary Board and its management remain intact. We expect to add two Franklin representatives to the Board

- Anne Tatlock will continue as CEO of Fiduciary, reporting to Franklin's CEO. She will join Franklin's Board and the Office of the Chairman

- Joint Integration Committee will be established and include senior members of both management teams

SUMMARY
--------------------------------------------------------------------------------

Franklin + Fiduciary Trust:  Enhanced Value Through Acceleration of Growth

- Balances business mix, deepens scale in key investment styles, regions, customer segments

         } Combined AUM of $280 billion across all asset classes and style spectrum - Domestic to International, Value to Growth

         } #1 tax-exempt fixed income manager teamed with an institutional global fixed income leader

- Positions company to capture and keep strong growth in high net worth business

         }        Access to triple-digit growth in pentamillionaire market

         } Leverages Fiduciary's track record of more than 99% retention of HNW client assets

         } Expands Fiduciary's franchise domestically and internationally in one of the fastest growing asset management segments

- Nearly doubles Franklin's institutional assets and adds 1,000 family relationships across many markets

         } Combined company's institutional assets create a compelling mix of DB and DC, Franklin's infrastructure and Fiduciary's client base

- Accelerates Franklin's long term growth rate driven by significant franchise synergies

-        Franklin will offer Fiduciary products in the retail market

-        Leverage and enhance global reach of both companies

         }        Offices in more than 25 countries

[Franklin Templeton Investments Logo]       [Fiduciary Trust International Logo]



                          "BUILDING THE PREMIER GLOBAL
                               INVESTMENT MANAGER"



                                OCTOBER 25, 2000

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

It is expected that Franklin Resources will file a registration statement and other relevant documents concerning the proposed transaction with the U.S. Securities and Exchange Commission and will mail a prospectus to shareholders of Fiduciary Trust Company International. FIDUCIARY TRUST COMPANY INTERNATIONAL SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's web site at www.sec.gov or from Franklin by directing such requests to Investor Relations, Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94409, (tel:
1-800-632-2350 x28900).